                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

NEIL GOLD                                    DIRECT DIAL:         (212) 318-3022
PARTNER                                      TELEPHONE:           (212) 318-3000
NGOLD@FULBRIGHT.COM                          FACSIMILE:           (212) 318-3400

                                 August 12, 2005

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation
Finance 450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C.  20549-0305

         Re:      Orckit Communications Ltd.
                  Form 20-F for the Year Ended December 31, 2004
                  File No. 000-28724

Dear Mr. Spirgel:

         On behalf of Orckit Communications Ltd. (the "Company"), we hereby submit to you the Company's responses to the comments of the Staff set forth in its letter dated July 18, 2005 relating to the Company's Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the July 18, 2005 comment letter, are the Company's responses to the Staff's comments.

Form 20-F for the Year Ended December 31, 2004
----------------------------------------------

Financial Statements and Notes
------------------------------

Consolidated Statements of Operations, page F-4
-----------------------------------------------

1. We note from the fourth paragraph of page 19 that you ceased Spediant System
(ADSL) operations in 2004, and that you have recorded fixed

      Houston o New York o Washington DC o Austin o Dallas o Los Angeles o
             Minneapolis o San Antonio o Hong Kong o London o Munich

Mr. Larry Spirgel
August 12, 2005

asset impairment of $1.8 million in your ADSL product line. In that regard, explain to us why you did not report discontinued operations in accordance with
SFAS 144 or revise.

         Response:
         --------

         The Company is engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. Until 2003, substantially all of the Company's revenues were derived from the sale of advanced telecom equipment consisting of ADSL (Asymmetric Digital Subscriber Line) broadband equipment and, to a lesser extent, of HDSL (High Digital Subscriber
         Line) equipment. Revenues from advanced telecom equipment using these technologies decreased significantly due to technological developments and product evolution in the high-volume broadband services markets.

         The Company initiated and funded two major technology projects that were developed by subsidiaries of the Company. These projects, which continue the Company's engagement in the advanced telecom equipment field, use next generation technologies. These new technologies support the transport of high levels of packet data traffic, which could not be supported efficiently by traditional technology (ADSL or HDSL). The products developed using these new technologies were intended to replace the ADSL and HDSL products, whose sales were diminishing. These projects included the development, manufacturing and marketing of RPR
         (resilient packet ring)-based telecom equipment by Corrigent Systems, and the development of DSL-based telecom equipment by Spediant Systems.

         Due to the decline in sales of ADSL equipment, an impairment of property and equipment in the amount of approximately $1.8 million was made in the Company's financial statements for the year ended December
         31, 2003 in relation to ADSL-related activities of the Company. This impairment was not related to the activities of Spediant Systems.
         Accordingly, the Company stated in note 2 to the financial statements filed with the Form 20-F :

         "In addition, in 2003, the Company recorded an impairment of property and equipment in the amount of approximately $1.8 million, representing write-off of property and equipment relating to the ADSL product line
         (see also note 1a)".

         During 2004, the Company's management concluded that in order to continue the design, development, manufacture and marketing of advanced telecom equipment, it should focus on the development of RPR-based telecom equipment by Corrigent Systems, and cease the development of the DSL-based telecom equipment by Spediant Systems.

Mr. Larry Spirgel
August 12, 2005

         Since Spediant Systems' activities consisted primarily of research and development and selling, general and administrative expenses that represent expenses related to providing its products under development to potential customers to test and provide comments regarding the continuing development of the product, its cash flows did not represent independent cash flows as contemplated in paragraph 4 of SFAS 144 and therefore would not constitute a "component of an entity" as defined in paragraph 41 of SFAS 144. In addition, this technology development project was part of the Company's advanced telecom equipment operations, which is still continuing. The majority of Spediant Systems employees were employed by Corrigent Systems immediately after Spediant
         Systems ceased its activities. Accordingly, even if Spediant Systems was considered a "component of an entity", since substantially all the cash flows of Spediant Systems have not been eliminated from the ongoing operations of the Company, reporting the results of that entity as a discontinued operation would not be appropriate following the criteria in paragraph 42(a) of SFAS 144.

Note 3.  Severance Pay, page F-13
---------------------------------

          2. We note from the third paragraph that the liability associated with the retirement of your employees are not reflected in the balance sheets since the amounts funded are not under the control and management of the Company.
Explain to us your basis of not recording any minimal liability related to your pension plan in accordance with SFAS 87.

         Response:
         --------

         Excluding the severance pay liability as described in response to comment 3, the Company does not have any liability for employee pensions. As customary in most Israeli entities, the Company and its employees deposit monthly amounts to pension funds, and these contributions irrevocably transfer the liability for the pension payments after retirement to the pension funds. Therefore, the Company did not record any liability related to pension plans, excluding liability for severance pay. See also response to comment 3.

         3. Tell us and disclose your accounting policy for your retirement obligations.

         Response:
         --------

         Under Israeli law there is a requirement for payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees is usually based upon the length of the employee service and the last monthly salary (one month's salary for each 12 month period of employment). The liability is partly funded by the purchase of insurance

Mr. Larry Spirgel
August 12, 2005

         policies or pension funds and by deposits made into dedicated deposits owned by the Company.

         The amount which is subject to severance pay is the base salary, and the severance pay is calculated as 8.33% (equivalent to the ratio of one month per year) of such base salary.

         Under Israeli legislation amended in 1998 to allow arrangements between a company and its employees, a company and an employee can agree that the employee will not be entitled to severance payments in addition to such 8.33% deposit, calculated on a monthly basis as incurred (as opposed to a liability based on the last monthly salary of the employee). Accordingly, subject to making a monthly deposit of such
         8.33%, the Company is relieved from any severance commitment to the employee upon termination of employment (i.e. the Company does not have to adjust the liability according to the last monthly salary), while the employee becomes the owner of such 8.33% deposits.

         Paragraph 3 of note 3a of the Company's financial statements included in the Form 20-F describes only the case for the Company's employees that agreed to this arrangement. There is no minimal liability in this case to the Company, since all amounts due are fully covered by the monthly deposits, which are owned by such employees.

         Regarding employees that are not part of that type of arrangement, the circumstances under Israeli law are consistent with those described in
         EITF 88-1 "Determination of Vested Benefit Obligation for a defined
         Benefit Pension Plan", since the provisions under Israeli severance pay law require that, in most cases, the benefit an employee has accrued for service to date is payable immediately upon separation. Therefore, the Company uses the shut-down method described as Approach 1 in EITF
         88-1, and, accordingly, records liabilities equal to the benefits to which the employee is entitled immediately upon termination.

         By implementing the accounting treatment described above, the Company follows the accounting described in SEC staff outline dated November 1,
         2004 entitled "International Financial Reporting and Disclosure
         Issues". As mentioned in Appendix A.5 to that outline:

           "A typical Israeli retirement arrangement contains elements of both defined contribution and defined benefit plans. The arrangement includes deferred vested benefits that supplement primary benefits provided by the Government. While companies are not obligated to pre-fund the liability, many pre-fund it through managers' insurance and/or mutual funds. There is no legal defeasance, since the sponsor typically is the beneficiary of the funding arrangement.

           Israeli registrants have properly not followed SFAS 87 in accounting for the deferred vested portion of the arrangement. EITF 88-1 applies to this

Mr. Larry Spirgel
August 12, 2005

          arrangement. Under EITF 88-1, companies not using Statement 87 for deferred vested benefits should record the obligation as if it was payable at each balance sheet date (the so called "shut-down method").
          The liability should be recognized on an undiscounted basis as contemplated by EITF 88-1".

         As mentioned above, paragraph 3 of note 3a of the Company's financial statements does not relate to these employees, and the liability associated with the retirement of these employees is reflected in the
         Company's balance sheets.

         In future filings the Company will clarify its accounting policy for its retirement obligations, setting forth the above information.

Note 5.  Royalty Commitment, page F-15
--------------------------------------

         4. In future fillings, clarify your disclosure about your contingent royalty obligations to the Government of Israel. Disclose and explain to us how and when these contingencies become payable and are recorded in your financial statements.

         Response:
         --------

         The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products whose research and development was funded by Government grants. As long as successful development of
         Government-funded projects and actual sales are not assured, the
         Company is not obligated to pay any royalties to the Government.

         The Company follows the guidelines set forth by the SEC in its staff outline dated November 1, 2004 entitled "International Financial
         Reporting and Disclosure Issues". As summarized in Appendix A.5 to that outline, the Office of the Chief Scientist ("OCS") in Israel provides grants for research and development efforts. Under Israeli law, if such efforts succeed, royalties on the revenues derived from the sale of products and services developed using such grants are payable to the
         Israeli Government. Royalties payable are subject to interest on the dollar-linked value of the total grants received at an annual rate of
         LIBOR applicable to dollar deposits.

         Royalty expenses are paid biannually for all sales of products and services developed using such grants and are classified as part of cost of sales.

         In future filings the Company will clarify its accounting policy for its contingent royalty obligations, setting forth the above information.

Mr. Larry Spirgel
August 12, 2005

Note 6.  Shareholders' Equity, page F-16
----------------------------------------

Exercise of Options
-------------------

         5. We note that in 2003, you issued 600,000 ordinary shares to your employees under the 'Orckit Communications Ltd. 2003 Subsidiary Employee Share
Incentive Plan' with no consideration. We also note that the shares vest over a period of three years and they may be exchanged at any time by the Company, at its discretion, for a number of options to purchase shares of the applicable subsidiary. You disclosed that during 2003, 60,000 of the shares were forfeited and 540,000 shares were exchanged to options to purchase shares of subsidiaries and that you applied variable accounting to the Plan until the exchange. Please address the following comments.

    a. Note that if the only uncertainty about the number of shares to be awarded relates to forfeitures, the measurement date related to the compensation for the shares issued would be the grant date, assuming the service will be rendered. Advise us if your Plan has performance conditions other than employee service that make it a variable Plan, which requires variable accounting treatment. Addressing the relevant accounting literature, explain your basis for variable accounting to the Plan until the exchange.

         Response:
         --------

         As described above, in 2003, the Company issued for no consideration,
         600,000 of its ordinary shares to employees of its subsidiaries (the
         "2003 Plan"). The shares were deposited with a trustee and were to vest after a period of 3 years. To date, no additional grants have been made under the 2003 Plan. According to the 2003 Plan, the shares issued could have been exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary.

         The 2003 Plan does not consist of performance conditions, but nevertheless variable accounting was applied because under APB 25
         "Accounting for Stock Issued to Employees", paragraph 11f:

           "The measurement date for a grant or award of convertible stock (or stock that is otherwise exchangeable for other securities of the corporation) is the date on which the ratio of conversion (or exchange) is known unless other terms are variable at that date". At the date the Company granted shares according to the 2003 Plan, the ratio of exchange was unknown, since the shares issued could have been exchanged at any time by the Company, in its discretion and without the consent of the employees, for a number of options, to be determined by the Company at the date of such exchange, to purchase shares of the applicable

Mr. Larry Spirgel
August 12, 2005

           subsidiary. As discussed in the response to comment 5b below, this exchange was made.

    b. We note that the fair market value of a subsidiary's share is zero at the grant date and that the exercise price of the option granted to purchase the share is also zero. We also note that you did not recognize any compensation expense upon the exchange. Your accounting suggests that there was no incremental expense recognized upon the exchange of the awards. It also suggests that your subsidiary share has a fair market value equal to that of your ordinary share at the grant date but not zero as you indicated. Please explain your accounting on the exchange of the awards and revise your disclosures, as appropriate.

           Following the grant of shares to employees of its subsidiaries as described in response to comment 5a above, the Company exchanged those shares for options to purchase shares of the subsidiaries. The compensation cost immediately prior to the exchange was computed using the share market price of the Company. Upon the exchange, the subsidiaries' employees received options to purchase shares of the subsidiaries. The exercise price remained zero, but the fair value of the subsidiaries' options was equal to zero as well, generating no additional compensation cost.

           The Company determined that the fair value of the subsidiaries'
           options was equal to zero at the exchange date, based on the following facts: the market value of the Company at that time was below or close to its net cash and investment balances (substantially all the cash and investment balances were owned by the parent company, implying that the value of its operations, including its subsidiary, was not positive); the subsidiaries had liabilities to the parent company amounting to approximately $48 million; the subsidiaries did not have any sales, did not have any agreements for commercial sales or any backlog; and the total yearly cash burn rate for the operations of the subsidiaries was approximately $20 million.

           The Company's accounting treatment does suggest that there was no incremental expense recognized upon the exchange of the awards, i.e.
           the exchanged award's benefit was not greater than the original award's benefit. Since the subsidiary's shares fair value was equal to zero, even though the vesting schedule for the newly granted subsidiaries' options was shortened, the exchanged award actually had no financial incremental benefit to the employees, compared to the original award .

           The accounting applied for the exchangeable share granted, upon reaching the measurement date (i.e. the date on which the ratio of exchange was known) was as described in APB 25, paragraph 11f:

Mr. Larry Spirgel
August 12, 2005

           "The higher of the quoted market price at the measurement date of (1)
           the convertible stock granted or awarded or (2) the securities into which the original grant or award is convertible should be used to measure compensation".

         The fair value of the exchangeable shares granted was determined based on the market price of the Company's shares as quoted on Nasdaq at the measurement date. The fair value of the shares into which the original grant was convertible was equal to zero. Therefore, the Company recorded the compensation as the higher amount of the above, which was the fair market value of the Company's shares on Nasdaq on the measurement date, and amortized that amount over the vesting period.

         The compensation cost measured is in line with the interpretations of
         FIN 44 "Accounting for Certain Transactions including Stock
         Compensation", as stated in interpretation to Question 13 (paragraph
         61):

           "If a fixed stock option or award is cancelled or modified such that a new measurement of compensation cost or variable accounting is required, total compensation cost shall be measured as the sum of the following: (a) the intrinsic value of the award (if any) at the original measurement date; (b) the intrinsic value of the modified
           (or variable) award that exceeds the lesser of the original award (1)
           at the original measurement date or (2) immediately prior to the modification".

         Since the intrinsic value of the modified award (i.e. the
         subsidiaries' options which were granted in exchange for the restricted shares) is equal to zero, it does not exceed the intrinsic value of the original award and the total compensation shall be equal to the intrinsic value of the original award, which was higher than zero prior to the exchange.

    c. Tell us and disclose the vesting period of the subsidiary share options granted.

         Response:
         --------

         In general, the Company's subsidiaries' options vest over a period of up to four years. As to the options that were received in exchange for the restricted shares, significantly all the options were subject to vesting through January 2005. This information will be disclosed in the
         Company's future filings.

Note 9 - Supplementary Financial Statement Information
------------------------------------------------------
g. Deferred income, page F-24
-----------------------------

           6. Refer to Note 9g on page F-24, which indicates that you reported deferred revenues on your balance sheet net of applicable product, PCS, warranty and other costs. Describe these applicable product costs and any right

Mr. Larry Spirgel
August 12, 2005

of setoff that might exist. See FIN 39 and explain to us why these deferred revenues are reported on a net basis. Otherwise, please revise.

         Response:
         --------

         Applicable product costs consists of a) Cost of components used in manufacture and assembly, b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, c) expenses related directly to operational activities:
         salaries of manufacturing planning, support, and procurement personnel, premises lease and related expenses of those departments, travel expenses of those employees, related expenses of subcontractors and depreciation of equipment used in the testing process, d) expenses addressing Post Contract Services of "level 3" and maintenance services including provisions for salary and travel expenses, e) warranty provisions for hardware repair, and f) OCS royalties on products sold
         (see response to comment 4 above for calculation method).

         As described in Note 1i to the financial statements in the Form 20-F, the Company did not recognize revenues for all products it delivered through December 31, 2004, since the Company granted customer post-contract hardware and software support services ("PCS") in connection with those sales and vendor-specific objective evidence
         ("VSOE") of the fair value of PCS could not be determined. No right of setoff exists. As a result, the Company recognizes deferred revenues and deferred cost of revenues. The deferred cost of revenues was not recorded as an asset, since title to the products had passed to the customer, and the Company believed it was not appropriate to record the deferred revenues from such products on a gross basis. Therefore, the deferred revenues were recorded net of the applicable costs mentioned above. The Company believes that netting the costs against the deferred revenues is consistent with the guidance in S-X 5-02.6 (d) (iii), which requires disclosure in the notes to the financial statements of progress payments netted against inventories.

         At the time that these net deferred revenues are recognized, the
         Company will divide the amount into revenues and cost of revenues and present the gross amounts in the statement of operations.

         This presentation is not related to FIN 39, since the net amount was not presented as a result of a right of setoff, but rather as a result of being unable to record the deferred cost of sales as inventory.

         In addition, the Company hereby acknowledges that:

         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Larry Spirgel
August 12, 2005

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3022 or Anthony Saur at (212) 318-3172.

                                                          Very truly yours,

                                                          /s/ Neil Gold

                                                          Neil Gold

cc:      Andrew Mew
         Joseph Kempf
         Aviv Boim